UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File No. 001-36685

KELSO TECHNOLOGIES INC.

(Translation of registrant's name into English)

13966 18B Avenue, Surrey, British Columbia V4A 8J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

SUBMITTED HEREWITH

10.1	Professional Services Agreement with Bondwest Enterprises Inc. dated July 1, 2020.

10.2	Professional Services Agreement with Kitchener Holdings Corp. dated July 1, 2020.

10.3	Professional Services Agreement with Anthony Andrukaitis dated July 1, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KELSO TECHNOLOGIES INC.

/s/ James R. Bond

James R. Bond
Chief Executive Officer

Date: August 28, 2020